PARSONS/BURNETT, LLP

Attorneys

www.parsonslaw.biz

James B. Parsons

Robert J. Burnett

Admitted in Wa., Or. & CNMI

Admitted in Wa.

jparsons@pblaw.biz

rburnett@pblaw.biz

2070 Skyline Tower

505. W. Riverside Avenue, Suite 500

10900 NE Fourth Street

Spokane, Washington, 99201

Bellevue, Washington 98004

Ph: (509) 252-5066

Ph: (425) 451-8036

Fax: (509) 252-5067

Fax: (425) 451-8568

VIA EDGAR CORRESPONDENCE ONLY

January 25, 2008

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:

Healthplace Corporation

Form SB-2 Filed December 21, 2007

File No. 333-148232

Dear Mr. Reynolds:

This letter is in response to your comment letter dated January 22, 2008, with regard to the Form SB-2 filing of Healthplace Corporation, a Nevada corporation (“TenantWiz” or the "Company") filed on December 21, 2007.

Signatures

1.

The signatures have been revised to include the principal accounting officer and all of the directors.

Please contact this office with any further comments or questions.  We are filing this letter on EDGAR correspondence and have filed the revised signature page as part of an amended SB-2.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Healthplace in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Mr. John Reynolds

Securities and Exchange Commission

January 25, 2008

Very truly yours.

PARSONS/BURNETT, LLP

/s/ James B. Parsons

JAMES PARSONS

JBP:aqs